

Tony Perkins · 3rd

Business and Technology Attorney at Bernstein Shur

Portland, Maine, United States · **Contact info**

500+ connections

 Bernstein, Shur, Sawyer & Nelson

University of Maine School of Law

Experience

 **IP/Tech Practice Leader & Member of Business Law Group & Cannabis Law Group**

Bernstein, Shur, Sawyer & Nelson

Jun 1985 – Present · 36 yrs 6 mos

Portland, Maine and Manchester, NH

Legal and business development advisory services for early stage and growth companies in the cannabis industry and in software, IT services, and other advanced technologies and IP-based products. Work includes product/IP development, licensing and commercialization, equity and other funding, IT transactions, data security and privacy matters, business entity formations, sales, mergers and acquisitions. Also assist owners of mature companies prepare for and complete sales, mergers and other strategic exits.

 **Co-Founder**

ProCanna USA

Jan 2020 – Present · 1 yr 11 mos

Portland, Maine, United States

ProCanna is a SaaS platform providing operations and knowledge management and regulatory compliance tools to cannabis industry operators and professionals.

 **Advisory Board Member**

Readiness Associates

Apr 2021 – Present · 8 mos

Portland, Maine, United States

As an Advisory Board Member, I act as a mentor to the company in support of its mission to ensure all organizations are ready for disasters and emergencies and are fully compliant with existing federal regulations.

Education

 **University of Maine School of Law**

JD cum laude

1982 – 1985

Class of 1985

Colby College

BA cum laude, Government - with Distinction

1978 – 1982

Class of 1982

Member & President of Kappa Delta Rho

Volunteer experience

 **Past Chair Of The Board Of Directors**

Maine Center for Entrepreneurs

 **Board Member**

BIOME (Bioscience Association of Maine)

 **Mentor**

MCE's Top Gun Program